June 27, 2014

VIA EDGAR TRANSMISSION

Mr. John Reynolds, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	EPM Mining Ventures Inc.
Registration Statement on Form 20FR12G
File No. 000-55192
Request for Withdrawal

Dear Mr. Reynolds:

We hereby apply for withdrawal of our registration statement on Form 20FR12G (File No. 000-55192), which was filed April 29, 2014, together with all exhibits thereto.  We are withdrawing the registration statement at the request of the Commission staff to prevent it from automatically becoming effective.

If you have questions related to this request, please call me at 801-485-0223 or call James R. Kruse of Kruse Landa Maycock & Ricks, LLC, at 801-531-7090.

Sincerely, EPM MINING VENTURES INC. /s/ Spencer Thunell Spencer Thunell Chief Financial Officer